April 13, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington DC 20549

Re:	Exceed Talent Capital Holdings LLC
Amendment No. 2 to Offering Statement on Form 1-A
Filed March 30, 2023
File No. 024-12122

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated April 13, 2023 from the staff of the Division of Corporate Finance - Office of Trade & Services (the “Staff”) regarding the Offering Statement of Exceed Talent Capital Holdings LLC (the “Company”), which we have set out below, together with our responses.

Amendment No. 2 to Offering Statement on Form 1-A

Risk Factors, Page 6

1.

We note your response to comments 3 and 4 and that you have removed the risk factor on page 15 regarding NFTs. Please revise to include risk factor disclosure that addresses the issuance of the Rookie Class NFTs and the potential regulatory risks under the U.S. federal securities laws if such NFTs are determined to be securities, such as compliance with Section 5 of the Securities Act..

The Company has revised the Offering Statement to add a risk factor regarding the regulatory risks to the Company under the U.S. federal securities laws if such NFTs previously issued by our Managing Member are determined to be securities.

General

2.

We note your response to comments 3 and 4, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future.

The Company confirms its understanding that the Staff’s decision not to issue additional comments should not be interpreted to mean that the Staff either agrees or disagrees with the Company’s responses, including any conclusions the Company has made, positions the Company has taken, and practices the Company has engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that the Company or its Managing Member may develop or mint, or may support or facilitate the minting or trading of in the future.

3.	We note your response to comment 5, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter.

The Company confirms its understanding that the Staff’s decision not to issue additional comments should not be interpreted to mean that the Staff either agrees or disagrees with the Company’s responses, including any conclusions the Company has made, positions the Company has taken and practices the Company has engaged in or may engage in with respect to this matter.

Thank you again for the opportunity to respond to your questions to the offering statement of Exceed Talent Capital Holdings LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Anthony Martini